FEDERATED MUNICIPAL SECURITIES INCOME TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

April 23, 2020

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED MUNICIPAL SECURITIES INCOME TRUST

(the “Registrant”)

Federated Michigan Intermediate Municipal Trust

Class A Shares

Institutional Shares

Federated Ohio Municipal Income Fund

Class A Shares

Class F Shares

Institutional Shares

Federated Pennsylvania Municipal Income Fund

Class A Shares

Class T Shares

Institutional Shares

(Individually, a “Fund” or collectively, “the Funds”)

1933 Act File No. 33-36729

1940 Act File No. 811-6165

Dear Mr. Orlic:

The Registrant is filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on April 22, 2020, regarding its correspondence filing dated April 16, 2020 responding to Staff comments on Post-Effective Amendment No. 79 under the Securities Act of 1933 and Amendment No. 78 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Funds filed on February 20, 2020.

COMMENT 1. Prospectus Risk/Return Summary: Risk/Return Summary: Fees and Expenses

The Staff reiterates the following comment.

The following footnote appears in each Fund’s fee table:

“Because the Fund’s Institutional Shares are new, “Other Expenses” are based on estimated amounts for the current fiscal year.”

Please advise why you expect expenses for the Institutional Shares to be materially different from those of other share classes. Otherwise, the expectation is that the Fund would use actual expenses.

RESPONSE:

The Registrant confirms that “Other Expenses” for these new Institutional share classes are estimated, based, in part, on the current fiscal year expense estimates for each fund. These estimates are further adjusted for any additional estimated expenses in connection with the operation of a new share class, which are primarily based on the Registrant’s projections regarding changes in asset levels related to the new share class.

Therefore, since the “Other Expenses” listed in the fee table are based on estimated amounts, the Registrant respectfully believes that the inclusion of the footnote is accurate, appropriate and in accordance with Form N-1A requirements.

COMMENT 2. Prospectus Risk/Return Summary: Fee Table – Class F Shares of Federated Ohio Municipal Income Fund

We note that Class F Shares of Federated Ohio Municipal Income Fund charge both a front-end sales charge and a contingent deferred sales charge. Both are listed separately in the Shareholder Fees portion of the fee table.

Form N-1A, Item 3, Instruction 2(a)(ii) requires that “if more than one type of sales charge (load) is imposed (e.g., a deferred sales charge (load) and a front-end sales charge (load)), the first caption in the table should read

“Maximum Sales Charge (Load)” and show the maximum cumulative percentage. Show the percentage amounts and the terms of each sales charge (load) comprising that figure on separate lines below.”

Please revise the fee table to reflect the above requirements.

RESPONSE:

The Registrant confirms that all Class F shareholders of Federated Ohio Municipal Income Fund are charged a 1.00% front-end load. If any of those shareholders redeem within 4 years of purchase, they will also pay a 1.00% CDSC.

Accordingly, the Shareholder Fees portion of the fee table presentation will be revised to reflect the requirements of Form N-1A.

COMMENT 3. Prospectus Risk/Return Summary: Average Annual Total Return Table

The index listings for each Fund include a parenthetical that reads, “(reflects no deduction of fees, expenses or taxes).” Please explain why the parenthetical is not included with the disclosed Morningstar fund average for each Fund.

RESPONSE:

The Registrant has confirmed that Morningstar fund averages do in fact reflect deductions for fees or expenses. Therefore, the Registrant respectfully believes that no parenthetical disclosure is required to be disclosed with respect to the Morningstar fund averages reflected for each of the Funds.

If you have any questions on the enclosed material, please contact me at (724) 720-8828.

Very truly yours,

/s/ Terri L. Kerr

Terri L. Kerr

Senior Paralegal